March 13, 2013

Mr. Andrew D. Mew	VIA EDGAR
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Mew:

     Krispy Kreme Doughnuts, Inc. (the “Company”) has received your letter dated March 8, 2013 (the “Comment Letter”) containing further comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s annual report on Form 10-K for the fiscal year ended January 29, 2012 (the “2012 Form 10-K”).

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K and in its other filings under the Securities Exchange Act of 1934, as amended. The Company acknowledges that comments of the Staff regarding the 2012 Form 10-K, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to such filings. The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

Form 10-K for the Fiscal Year Ended January 29, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

General and Administrative Expenses, page 44

1. We read your response to comment 1. Please revise your proposed disclosure in more detail regarding the facts and circumstances behind the stock based compensation error. Further, the effect of the out of period charge recorded in the fourth quarter of fiscal 2012 appeared to be quantitatively material to that quarter and as such is should be separately discussed in MD&A.

Response

     In its Annual Report on Form 10-K for the fiscal year ended February 3, 2013, the Company will revise its disclosure to include additional details regarding the stock based compensation error, as well as a quantification of the amounts involved. The Company anticipates the revised disclosure will be substantially similar to the following (blacklined to the original disclosure in the 2012 Form 10-K):

General and administrative expenses in the fourth quarter of fiscal 2012 reflect a reversal of approximately $840,000 of remaining accruals for pledges to certain nonprofit organizations made in fiscal 2001 through 2004 which the Company determined for various reasons would not be honored~~, the effect of which was substantially offset by certain out-of-period charges related to share-based compensation as well as one-time costs associated with hiring an new executive officer~~. Such amount was largely offset by one-time costs associated with hiring a new executive officer, as well as by a charge of $474,000 to correct accounting computational errors related to share-based compensation arising in prior periods (of which $142,000 arose in earlier quarters of fiscal 2012 and the balance in fiscal 2007 through 2011). Except for the quantitative effect of the correction of the errors on the fourth quarter of fiscal 2012, the share-based compensation errors were neither quantitatively nor qualitatively material to the results of any period; accordingly, the errors were corrected in the fourth quarter of fiscal 2012 and prior financial statements were not restated.

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     We are appreciative of the Staff’s comments and believe we have fully responded to them. However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (336) 703-6934.

Sincerely,

KRISPY KREME DOUGHNUTS, INC.

By:	/s/ Douglas R. Muir
Douglas R. Muir
Chief Financial Officer